Exhibit 4.12
[Date]
[Name]
Address
Address
Dear [Name]:
     We are pleased to notify you (the “Grantee”) that, as a material inducement to your employment, the Compensation and Management Development Committee of the Board of Directors of Mindspeed Technologies, Inc. (“Mindspeed”) has granted to you stock option to purchase shares of the common stock of Mindspeed (the “Option”) pursuant to and in accordance with the Non-Qualified Stock Option Award Agreement attached hereto as Exhibit A (the “Award Agreement”), as follows:

GRANT DATE:	[Date]

EXERCISE PRICE:	[$] per share

NUMBER OF OPTION SHARES:	[#] shares

EXPIRATION DATE:	[#] years

TYPE OF OPTION:	Non-Qualified Option

VESTING SCHEDULE:	[Insert Vesting Schedule]
     The Grantee acknowledges and agrees that the Option has been granted pursuant to, and is controlled by, the Award Agreement. The Grantee further acknowledges and agrees that nothing in this grant letter or the Award Agreement shall confer upon the Grantee any right with respect to future awards or continuation of the Grantee’s employment with Mindspeed, nor shall it interfere in any way with the Grantee’s right or the right of Mindspeed to terminate the Grantee’s employment with Mindspeed, with or without cause, and with or without notice.

Mindspeed Technologies, Inc.	Acknowledged and Agreed:

[Name]	[Name]
[Title]	Date:

EXHIBIT A
MINDSPEED TECHNOLOGIES, INC.
NON-QUALIFIED STOCK OPTION AWARD AGREEMENT
1.	Definitions

As used in this Award Agreement, the following words and phrases shall have the respective meanings ascribed to them below unless the context in which any of them is used clearly indicates a contrary meaning:
(a)	Award Agreement: This Non-Qualified Stock Option Award Agreement.

(b)	Cause: (i) A felony conviction of the Grantee; (ii) the commission by the Grantee of an act of fraud or embezzlement against Mindspeed and/or a Subsidiary; (iii) willful misconduct or gross negligence materially detrimental to Mindspeed and/or a Subsidiary; (iv) the Grantee’s continued failure to implement reasonable requests or directions received in the course of his or her employment; (v) the Grantee’s wrongful dissemination or use of confidential or proprietary information; or (vi) the intentional and habitual neglect by the Grantee of his or her duties to Mindspeed and/or a Subsidiary.

(c)	Committee: The Compensation and Management Development Committee of the Board of Directors of Mindspeed as it may be comprised from time to time or another committee of the Board of Directors of Mindspeed designated by the Board of Directors of Mindspeed to administer this Award Agreement.

(d)	Disability: Permanent and total disability within the meaning of Mindspeed’s long-term disability plan, as it may be amended from time to time, or, if there is no such plan, as determined by the Committee.

(e)	Exercise Price: The exercise price set forth in the Grant Letter.

(f)	FAST: Fidelity’s automated service telephone system that is used to facilitate stock option transactions.

(g)	Fidelity: Fidelity Stock Plan Services, the stock option administrator whom Mindspeed has engaged to administer and process all stock option exercises.

(h)	Grant Letter: The letter from Mindspeed granting the Option to the Grantee.

(i)	Grantee:

(j)	Mindspeed: Mindspeed Technologies, Inc., a Delaware corporation.

(k)	NASDAQ: The Nasdaq Global Market.

(l)	Options: The stock option set forth in the Grant Letter.

(m)	Option Shares: The shares of Stock issuable or transferable on exercise of the Options as set forth in the Grant Letter.

(n)	Retirement: Retirement at or after age sixty two (62) or, with the advance consent of the Committee, before age sixty two (62) but at or after age fifty five (55).

(o)	Stock: Shares of common stock, par value $.01 per share, of Mindspeed, or any security of Mindspeed issued in substitution, exchange or lieu thereof.

(p)	Subsidiary: Any corporation or other entity in which Mindspeed, directly or indirectly, controls 50% or more of the total combined voting power of such corporation or other entity.

(q)	Web: Fidelity’s website that is used to facilitate stock option transactions and is accessible through Mindspeed MyNet.
2.	When Options May be Exercised

The Options are vested and may be exercised in accordance with the schedule included in the Grant Letter, provided that:
(a)	if the Grantee dies while an employee of Mindspeed, the Grantee’s estate, or any person who acquires the Options by bequest or inheritance, may exercise all the Options not theretofore exercised, within (and only within) the period beginning on the Grantee’s date of death (even if the Grantee dies before the Grantee has become entitled to exercise all or any part of the Options) and ending three (3) years thereafter;

(b)	if the Grantee’s employment by Mindspeed terminates other than by death, then:
(i)	if the Grantee’s employment by Mindspeed is terminated for Cause, the Options shall expire forthwith upon the Grantee’s termination and may not be exercised thereafter; and

(ii)	if the Grantee’s employment by Mindspeed terminates for any reason (including Retirement or Disability) not specified in subparagraph (a) or in clause (i) of this subparagraph (b), the Grantee (or if the Grantee dies after the Grantee’s termination date, the Grantee’s estate or any person who acquires the Options by bequest or inheritance) may thereafter exercise the Options within (and only within) the period ending three (3) months after the Grantee’s termination date, but only to the extent they were exercisable on the Grantee’s termination date, it being understood that neither (i) the Grantee’s transfer from Mindspeed to a Subsidiary or affiliate of Mindspeed, whether or not incorporated, or vice versa, or from one Subsidiary or affiliate of Mindspeed to another, nor (ii) a leave of absence duly authorized in writing by Mindspeed, shall be deemed a termination of employment; and
(c)	the beginning exercise date of any unexercisable Options will be delayed for the length of time during which the Grantee is on an unpaid leave of absence duly authorized in writing by Mindspeed that exceeds six (6) months.
The Committee may, in its discretion, extend the period during which Options may be exercised beyond the period set forth in subparagraphs (a) and (b)(ii) above, but in no event shall the provisions of the foregoing subparagraphs (a) or (b)(ii) extend to a date more than eight (8) years after the date of the grant, the period during which the Options may be exercised.

3.	Exercise Procedure
(a)	To exercise all or any part of the Options, the Grantee (or after the Grantee’s death, the Grantee’s estate or any person who has acquired the Options by bequest or inheritance) must:
(i)	contact the administrator, Fidelity, by using the FAST or Web system or by speaking to a Fidelity customer service representative and follow the instructions provided;

(ii)	confirm the Option Shares transaction by receiving a confirmation number through the FAST or Web system or by speaking to a Fidelity customer service representative;

(iii)	submit full payment of the exercise price for the Option Shares to be purchased on exercise of the Options:
◆	by check or cash; or

◆	in shares of Stock; or

◆	in a combination of check or cash and shares of Stock; and
(iv)	provide, in the case of any person other than the Grantee seeking to exercise the Options, such documents as Fidelity or the Secretary of Mindspeed shall require to establish to their satisfaction that the person seeking to exercise the Options is entitled to do so.
(b)	An exercise of the whole or any part of the Options shall be effective:
(i)	if the Grantee elects (or after the Grantee’s death, the person entitled to exercise the Options elects) to pay the exercise price for the Option Shares entirely by check or cash, (1) upon confirmation of the Grantee’s transaction by using the FAST or Web system or by speaking to a Fidelity customer service representative and full payment of the exercise price and withholding taxes (if applicable) being received by Fidelity within three (3) business days following the confirmation; and (2) receipt of any documents required pursuant to Section 3(a)(iv); and

(ii)	if the Grantee elects (or after the Grantee’s death, the person entitled to exercise the Options elects) to pay the exercise price of the Option Shares in shares of Stock or in a combination of shares of Stock and check or cash, (1) upon confirmation of the Grantee’s transaction by using the FAST or Web system or by speaking to a Fidelity customer service representative and full payment of the exercise price (as defined in Section 3(d)(i)) and withholding taxes (if applicable) being received by Fidelity within three (3) business days following the confirmation; and (2) receipt of any documents required pursuant to Section 3(a)(iv).
(c)	If the Grantee chooses (or after the Grantee’s death, the person entitled to exercise the Options chooses) to pay the exercise price for the Option Shares to be purchased on exercise of any of the Options entirely by check or cash, payment must be made by:
◆	delivering to Fidelity a check or cash in the full amount of the exercise price for those Option Shares; or

◆	arranging with a stockbroker, bank or other financial institution to deliver to Fidelity full payment, by check, cash or (if prior arrangements are made with Fidelity) by wire transfer, of the exercise price of those Option Shares.

In either event, in accordance with Section 3(e), full payment of the exercise price for the Option Shares purchased must be made within three (3) business days after the exercise has been conducted and confirmed through the FAST or Web system or by speaking to a Fidelity customer service representative.

(d)	(i)	If the Grantee chooses (or after the Grantee’s death, the person entitled to exercise the Options chooses) to use already-owned Stock to pay all or part of the exercise price for the Option Shares to be purchased on exercise of any of the Options, the Grantee (or after the Grantee’s death, the person entitled to exercise the Options) must deliver to Fidelity one or more certificates (and executed stock powers), or authorize the book-entry transfer to Mindspeed of shares of Stock, representing:
◆	at least the number of shares of Stock whose value, based on the closing price of the Stock reported on NASDAQ on the day the Grantee exercised the Options through the FAST or Web system or by speaking to a Fidelity customer service representative, equals the exercise price for those Option Shares; or

◆	any lesser number of shares of Stock the Grantee desires (or after the Grantee’s death, the person entitled to exercise the Options desires) to use to pay the exercise price for those Option Shares and a check or cash in the amount of such exercise price less the value of the Stock delivered, based on the closing price of the Stock reported on NASDAQ on the day the Grantee exercised the Options through the FAST or Web system or by speaking to a Fidelity customer service representative.
In the event the Grantee is using shares of Stock acquired from a Mindspeed benefit plan, including but not limited to a stock option plan, restricted stock plan, performance share plan and employee stock purchase plan, these shares of Stock must have been held for a minimum of six (6) months from the date of acquisition. The Grantee will be required to provide proper documentation attesting to the fact that the shares of Stock used to pay all or part of the exercise price for the Option Shares are mature shares of Stock. In the event the Grantee is using shares of Stock purchased on the open market, there is no required holding period.

(ii)	Fidelity will advise the Grantee (or any other person who, being entitled to do so, exercises the Options) of the exact number of shares of Stock, valued at the closing price reported on NASDAQ on the effective date of exercise under Section 3(a)(ii), and any funds required to pay in full the exercise price for the Option Shares purchased. In accordance with Section 3(e), the Grantee (or such other person) must pay, by check or cash, in shares of Stock or in a combination of check or cash and shares of Stock, any balance required to pay in full the exercise price of the Option Shares purchased within three (3) business days following the confirmation of such exercise of the Options under Section 3(a)(ii).
(iii)	Notwithstanding any other provision of the Award Agreement, the Secretary of Mindspeed may limit the number, frequency or volume of successive exercises of any of the Options in which payment is made, in whole or in part, by delivery of shares of Stock pursuant to this subparagraph (d) to prevent unreasonable pyramiding of such exercises.
(e)	An exercise conducted and confirmed through the FAST or Web system or by speaking to a Fidelity customer service representative, whether or not full payment of the exercise price for the Option Shares is received by Fidelity, shall constitute a binding contractual obligation by the Grantee (or the other person entitled to exercise the Options) to proceed with and complete that exercise of the Options (but only so long as the Grantee continues, or the other person entitled to exercise the Options continues, to be entitled to exercise the Options on that date). By the Grantee’s acceptance of this Award Agreement, the Grantee agrees (for the Grantee and on behalf of any other person who becomes entitled to exercise the Options) to deliver or cause to be delivered to Fidelity any balance of the exercise price for the Option Shares to be purchased upon the exercise pursuant to the transaction conducted through the FAST or Web system or by speaking to a Fidelity customer service representative required to pay in full the exercise price for those Option Shares, that payment being by check, cash, wire transfer, in shares of Stock or in a combination of check or cash and shares of Stock, on or before the third (3rd) business day after the date on which the Grantee confirms the transaction through the FAST or Web system or by speaking to a Fidelity customer service representative. If such payment is not made, the Grantee (for the Grantee and on behalf of any other person who becomes entitled to exercise the Options) authorize Mindspeed, in its discretion, to set off against salary payments or other amounts due or which may become due the Grantee (or the other person entitled to exercise the Options) any balance of the exercise price for those Option Shares remaining unpaid thereafter.

(f)	A book-entry statement representing the number of Option Shares purchased will be issued as soon as practicable (i) after Fidelity has received full payment therefor or (ii) at Mindspeed’s or Fidelity’s election in their sole discretion, after Mindspeed or Fidelity has received (x) full payment of the exercise price of those Option Shares and (y) any reimbursement in respect of withholding taxes due pursuant to Section 5.

4.	Transferability

No Options or portion thereof shall be transferable by the Grantee otherwise than (i) by will or by laws of descent and distribution, (ii) by gift to members of the Grantee’s immediate family, (iii) to a trust established for the benefit of the Grantee’s immediate family members only, (iv) to a partnership in which the Grantee’s immediate family members are the only partners or (v) as otherwise determined by the Committee. For purposes of this Award Agreement, “immediate family” shall mean the Grantee’s spouse and natural, adopted or step-children and grandchildren. Notwithstanding any transfer of the Options or portion thereof, the transferred Options shall continue to be subject to this Award Agreement as were applicable to the Grantee immediately prior to the transfer, as if the Options had not been transferred.

5.	Withholding

Mindspeed or Fidelity shall have the right, in connection with the exercise of the Options in whole or in part, to deduct from any payment to be made by Mindspeed or Fidelity under this Award Agreement an amount equal to the taxes required to be withheld by law with respect to such exercise or to require the Grantee (or any other person entitled to exercise the Options) to pay to it an amount sufficient to provide for any such taxes so required to be withheld. By the Grantee’s acceptance of this Award Agreement, the Grantee agree (for the Grantee and on behalf of any other person who becomes entitled to exercise the Options) that if Mindspeed or Fidelity elects to require the Grantee (or such other person) to remit an amount sufficient to pay such withholding taxes, the Grantee (or such other person) must remit that amount within three (3) business days after the confirmation of the Option Shares exercise (Section 3(a)(ii)). If such payment is not made, Mindspeed, in its discretion, shall have the same right of set-off with respect to payment of the withholding taxes in connection with the exercise of the Option Shares as provided under Section 3(e) with respect to payment of the exercise price.

6.	Rights as Stockholder

The Grantee will not have any rights as a stockholder with respect to any Option Shares unless and until the Grantee becomes the holder of such Option Shares on the books and records of Mindspeed.

7.	Headings

The section headings contained in this Award Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall in no way affect the meaning or interpretation of this Award Agreement.

8.	References

All references in this Award Agreement to sections, paragraphs, subparagraphs or clauses shall be deemed to be references to sections, paragraphs, subparagraphs and clauses of this Award Agreement unless otherwise specifically provided.

9.	Amendment and Termination
(a)	The Grantee understands that Mindspeed has reserved the right to amend or terminate this Award Agreement at any time, subject to the limitations of Section 9(b), and that the grant of an option in one year or at one time does not in any way obligate Mindspeed or its affiliates to make a grant in any future year or in any given amount. The Grantee acknowledges and understands that the grant is wholly discretionary in nature and is not to be considered part of any normal or expected compensation that is or would be subject to severance, resignation, redundancy or similar pay, other than to the extent required by local law.

(b)	The Committee may at any time alter or amend this Award Agreement to the extent permitted by law, except that, subject to the provisions of Section 10, no such alteration or amendment shall impair the rights of the Grantee without the Grantee’s consent.

(c)	The Option is intended to be exempt from the provisions of Internal Revenue Service Code Section 409A. However, Mindspeed makes no representations that the Option will be so exempt and makes no undertaking to prevent Code Section 409A from applying to the amounts payable under this Award Agreement or to mitigate its effects on any payments made under this Award Agreement. Mindspeed and the Grantee agree to amend this Award Agreement to the extent necessary to make the Option exempt from, or comply with, Code Section 409A.
10.	Administration
(a)	Subject to the express provisions of this Award Agreement, the Committee shall have the power (i) to implement (including the power to delegate such implementation to appropriate officers of Mindspeed), interpret and construe this Award Agreement or other documents defining the rights and obligations of Mindspeed and the Grantee hereunder, (ii) to determine all questions arising hereunder, and (iii) to adopt and amend such rules and regulations for the administration hereof and thereof as it may deem desirable. The interpretation and construction by the Committee of any provisions of this Award Agreement shall be conclusive and binding. Any action taken by, or inaction of, the Committee relating to this Award Agreement shall be within the discretion of the Committee and shall be conclusive and binding. Subject only to compliance with the express provisions hereof, the Committee may act in its discretion in matters related to this Award Agreement.
(b)	It is the intent of Mindspeed that this Award Agreement satisfies, and is interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 under the Exchange Act, so that the Grantee will be entitled to the benefits of Rule 16b-3, or other exemptive rules under Section 16 of the Exchange Act, and will not be subjected to avoidable liability under Section 16(b) of the Exchange Act.
11.	Adjustment Provisions
(a)	In the event of any change in or affecting the outstanding shares of Stock by reason of a stock dividend or split, recapitalization, reclassification, merger or consolidation (whether or not Mindspeed is a surviving corporation), reorganization, combination or exchange of shares or other similar corporate changes or an extraordinary dividend in cash, securities or other property, the Board of Directors of Mindspeed shall make or take such amendments to this Award Agreement and such adjustments and actions hereunder as it deems appropriate, in its sole discretion, under the circumstances, and its determination in that respect shall be final and binding. Such amendments, adjustments and actions may include, but are not limited to, changes in the number of shares of Stock (or other securities) then remaining subject to this Award Agreement, and the maximum number of shares that may be delivered to the Grantee pursuant to this Award Agreement. No fractional interests will be issued under this Award Agreement resulting from any adjustments.

(b)	The Committee shall make any further adjustments as it deems necessary to ensure equitable treatment of the Grantee as the result of any transaction affecting the securities subject to this Award Agreement or the Grant Letter not described in Section 11(a), or as is required or authorized under the terms of this Award Agreement.

(c)	The existence of the Option Shares granted hereunder shall not affect or restrict in any way the right or power of the Board of Directors of Mindspeed or the stockholders of Mindspeed to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure or its business, any merger or consolidation of Mindspeed, any issue of bonds, debentures, preferred or prior preference stock or other securities ahead of or affecting the Stock or the rights thereof, the dissolution or liquidation of Mindspeed or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

12.	Limits of Liability

Any liability of Mindspeed or a Subsidiary to the Grantee with respect to this Award Agreement shall be based solely upon contractual obligations created herein. Neither Mindspeed or its Subsidiaries, nor any member of the Board of Directors of Mindspeed or of the Committee, nor any other person participating in any determination of any question under this Award Agreement, or in the interpretation, administration or application of this Award Agreement, shall have any liability to any party for any action taken, or not taken, in good faith under this Award Agreement.

13.	Compliance with Laws

Notwithstanding anything contained herein to the contrary, Mindspeed shall not be required to sell or deliver shares of Stock or other securities hereunder if the sale or delivery thereof would constitute a violation by the Grantee or Mindspeed of any provisions of any law or regulation of any governmental authority or any national securities exchange or interdealer quotation system, and as a condition of any sale or delivery Mindspeed may require such agreements or undertakings, if any, as Mindspeed may deem necessary or advisable in its discretion to assure compliance with any such law or regulation.

14.	Entire Agreement

This Award Agreement and the Grant Letter embody the entire agreement and understanding between Mindspeed and the Grantee with respect to the Options, and there are no representations, promises, covenants, agreements or understandings with respect to the Options other than those expressly set forth in this Award Agreement and the Grant Letter.

15.	Applicable Laws and Regulations

This Award Agreement and Mindspeed’s obligation to issue Option Shares hereunder are governed by the laws of the State of Delaware, without regard to its conflicts of laws principles, and the Federal law of the United States.